International Western Petroleum, Inc.
5525 N. MacArthur Boulevard, Suite 280
Irving, TX 75038

September 10, 2014

Via EDGAR

H. Roger Schwall, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: International Western Petroleum, Inc.

Registration Statement on Form S-1

Filed June 3, 2014

File No. 333-196492

Dear Mr. Schwall:

We are in receipt of your comment letter dated June 30, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Registration Statement on Form S-1

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: We will provide the staff with copies of all written communications, as defined in Rule 405 under the Securities Act that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To date, there have been no such written communications.

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We will likewise provide the staff with any research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offering. There are no broker or dealers participating in our offering and, to date, there have been no such research reports.

2.	Please ensure all statements of management’s belief are clearly identified as such. In that regard, we note the following statements as examples only:

•	“ . . .each of the other named Formations have the potential to provide very good commercial production” on page 5;
•	“ . . . there are profits to be made in any good company” on page 22;
•	“Our CEO is a true oil man . . . having a special talent in acquiring local ‘prime time’ hydrocarbon leases .. . .” on page 22;
•	“A study of the history of prospecting for oil and gas in the Bend Arch reveals that a treasure trove of oil and gas reserves still exist” on page 24;
•	“The Company’s core competitive advantage today is its ability to tap into the high potential leases of the Central/West Texas region of the United States . . .” on page 30.

RESPONSE: We have amended our registration statement to clearly identify all statements of management’s belief as such. These amendments can be found in the Overview section of the Prospectus Summary, and in the Rationale, Technology, Reservoir Estimate, and Strategy and Implementation Summary sections of the Description of Business.

Prospectus Summary, page 5

3.	Please revise your prospectus summary to provide a brief summary of your current business operations. For example, please revise this section to disclose that you do not yet have reserves, wells in the process of being drilled, or drilling or other exploratory and development activities. Please also disclose in this section that you do not yet own any oil and gas properties or acreage. We note your related disclosure at page 27.

RESPONSE: We have revised our prospectus summary to disclose that we do not yet have reserves, undeveloped reserves, delivery commitments, any wells in the process of being drilled, or drilling or other exploratory and development activities. We have also revised our prospectus summary to disclose that we do not yet own any oil and gas properties or acreage.

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4.	Please revise to clarify your disclosure at page 5 that you have “secured” exploration projects.

RESPONSE: We have revised the Overview to delete the word “secured.” The projects described in that paragraph are still in the prospecting stage.

5.	We note your statement in the first sentence of the final paragraph on page 5 regarding the “known geology of this lease in the Bend Arch.” Please revise to clarify, as the specific lease to which the statement refers is unclear.

RESPONSE: We have revised this sentence to clarify the reference to the geology of the Bend Arch Lion project.

Risk Factors, page 8

6.	Please revise your filing to include risk factor disclosure regarding the operational and financial risks applicable to oil and gas exploration and development. For example, we note that your disclosure at page 23 suggests you intend to use hydraulic fracturing in your operations. Please include disclosure regarding the operational and financial risks of hydraulic fracturing, if material. Please also revise the risk factor on page 16 titled “Changes in the legal and regulatory environment could limit our business activities…,” to discuss the regulatory risks related to hydraulic fracturing, if material.

RESPONSE: We have revised our registration statement to include risk factor disclosure regarding the operational and financial risks applicable to oil and gas exploration and development. We have added a risk factor titled “Once we start our operations, we will be subject to hazards and risks inherent in the drilling, production, and transportation of crude oil and natural gas” and revised the risk factor titled “Once we start our operations, changes in the legal and regulatory environment could limit our business activities…,” to discuss the regulatory risks related to hydraulic fracturing.

If we need additional capital to fund our future operations,…page 9

7.	Please revise this risk factor to tailor the discussion to your business plans. For example, it is not clear how the stated risks related to “sufficient sales” and the “level of [y]our investment in sales and marketing” apply to your proposed business. Please also address any material risks related to the need for capital for property and lease acquisitions, as well as exploration and development. In that regard, we note your disclosure at page 22 that your immediate revenue strategy involves the acquisition of land leases and the drilling of wells.

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RESPONSE: We have revised this risk factor so that the discussion is tailored to our business plans. We have deleted the references to “sales” and “marketing” in this risk factor and have added discussion of material risks related to the need for capital for property for property and lease acquisitions, as well as exploration and development.

Our production revenues may be adversely affected…, page 15

8.	Please revise this risk factor disclosure to clarify that you do not presently own any interests in oil and gas wells or property. Your disclosure regarding your need to gain “a larger control” of new working interests is not clear in this regard. Similarly, it is not clear how your reference to continuing to get “a good hit vs. miss ratio on exploration” applies to your operations to date.

RESPONSE: We have revised the title of this risk factor to delete the reference to “a good hit vs. miss ratio on exploration” and to clarify that we do not presently own any interests in oil and gas wells or property The title of this risk factor is now “once we start our operations, our production revenues may be adversely affected by changes in oil and gas prices and if we are unable to bring new oil wells to production with reasonable production capacity.” In addition, we have deleted the word “larger” with reference to trying to gain control of new working interests.

Our ability to raise funds could be adversely affected as a result of unstable political conditions, civil unrest…, page 16

9.	Please revise to clarify how this risk factor applies to you. In that regard, your disclosure regarding your business operations does not otherwise suggest that you intend to do business in non-U.S. regions. Please provide similar clarification with respect to your reference to “foreign laws and regulations” referenced under the risk factor “Changes in the legal and regulatory environment…” at page 16.

RESPONSE: We have deleted this risk factor. In addition, we have deleted the reference to “foreign laws and regulations” referenced under the risk factor “Once we start our operations, changes in the legal and regulatory environment could limit our business activities…”

Selling Security Holders, page 18

10.	With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or investment control with respect to the shares to be offered by that security holder. For guidance, refer to Question 140.02 of the Commission’s Regulation S-K Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

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RESPONSE: We have revised the Selling Security Holders section to disclose, with respect to the shares to be offered for resale by each selling security holder that is a legal entity, the natural person who exercises the sole voting and investment control with respect to the shares to be offered by that security holder.

Description of Business, page 22

11.	Please revise to clarify why the “highly valuable leases” referenced on page 22 are “not easily accessible by the major oil and gas companies in the region.”

RESPONSE: We have revised the Rationale section of the Description of Business to clarify that Management believes that these highly valuable leases are not economically justifiable for the major oil and gas companies in the region because such companies, Management believes, need the wells they dig to produce at least 300 Bbls of oil per day per well and these wells in our prospective leases will normally produce only up to 100 Bbls of oil per day per well.

Technologies, page 23

12.	Please provide the basis for your statement at page 23 that “[t]he georadiometry exploration technology that the Company is selecting, in general, has a higher success rate than the average success rate today.” Similarly, please provide the basis for the statement at page 26 that “[s]eismic has traditionally yielded a 58-63% success rate.” Please also revise to clarify the meaning of “success” in each of these contexts.

RESPONSE: We have revised the “[t]he georadiometry exploration technology” statement: 1) to provide a citation to the source of this statement; 2) to provide a fuller explanation of this technology; and 3) to delete the reference to “a higher success rate than the average success rate today.” In addition, we have revised the “[s]eismic has traditionally yielded” statement to provide a citation to the source of this statement. We have also revised each section to clarify the meaning of “success” in each of these contexts.

Reservoir Estimates, page 24

13.	Please revise your statement on page 24 regarding the “many drilled and producing wells surrounding [your] development project leases” to remove the implication that you have leased land.

RESPONSE: We have revised this statement to read “our prospective leases.”

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Strategy and Implementation Summary, page 26

14.	You state on page 26 that you have “business relationships” with two companies that “handle pick-up and sales of [your] crude stock to refineries, and that “crude oil is picked up from the leases as needed during the calendar month.” Please expand this disclosure to provide a clearer description of these business relationships, given that you disclose on page 30 that “since inception, [your] operations [have been] limited to forming the Company and raising capital resources,” and that you have not yet “formed any material relationships . . .” Tell us whether you have entered into material agreements with these companies. If so, please file these agreements as exhibits to your registration statement or explain why you are not required to do so

RESPONSE: We have not entered into material agreements with these companies. We have revised this statement to clarify that the members of the Ramsey family that are related to our CEO have business relationships with these companies and we will leverage these business relationships to eventually enter into material agreements with these companies.

15.	We note your disclosure at page 27 that you have “several development projects,” and your related description of such projects. Please revise to clarify your present involvement in such projects.

RESPONSE: We have revised this disclosure to read “prospected several projects.”

Financial Statements, page 29

Statement of Operations, page F-3

16.	Please provide us with your calculation of the weighted average number of common shares outstanding used to calculate net loss per common share. Refer to FASB ASC 260-10-45.

RESPONSE: Please find below our calculation as follows of the weighted average number of common shares outstanding used to calculate net loss per common share for the period from February 19, 2014 (Inception) through February 28, 2014:

		Number of		Weighted Average
		shares		Shares
	Date	issued	Calculation	Outstanding
Shares issued at incorporation date	February 19, 2014	36,000,000	36,000,000 x (10*/10**)	36,000,000
Shares issued	February 28, 2014	7,267,600	7,267,600 x (1*/10**)	726,760
Ending balance/Total	February 28, 2014	43,267,600		36,726,760

* Number of days outstanding

** Total number of days during the period from February 19, 2014 (Inception) through February 28, 2014

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Directors, Executive Officers, Promoters and Control Persons, page 30

17.	We note your disclosure regarding the business experience of Messrs. Tran, Ramsey and Ahmad. Please revise your disclosure to clarify the business experience of each such individual during the past five years, including each person's principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on.

RESPONSE: We have revised our disclosure to clarify the business experience of each such individual during the past five years, including each person's principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on.

18.	Please expand Mr. Ramsey’s biography to provide a clearer explanation of his experience in the oil and gas industry. For example, clarify the nature of Mr. Ramsey’s participation in drilling over 100 wells.

RESPONSE: We have expanded Mr. Ramsey’s biography to provide a clearer explanation of his experience in the oil and gas industry including that his participation in drilling over 100 wells has included researching oil and gas mineral leases, working directly with landowners, and talking to city officials.

Transactions with Related Persons, Promoters and Certain Control Persons and Director Independence, page 32

Transactions with Related Persons, page 32

19.	Please ensure that you provide the disclosure required by Item 404 of Regulation S-K for all transactions with related persons. In that regard, we note your disclosure on page F-7 of a $10,320 advance from director Benjamin Tran. Additionally, please file any agreement pursuant to which Dr. Tran advanced this sum. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

RESPONSE: We have revised our registration statement to provide the disclosure required by Item 404 of Regulation S-K for all transactions with related persons.

Exhibits and Financial Statement Schedules, page 35

20.	Exhibit 3.1 was electronically filed in an un-searchable format. Please amend your filing to make sure all exhibits are submitted in a text searchable format. Refer to Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 27) (June 2014), and Item 301 of Regulation S-T.

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RESPONSE: We have included Exhibit 3.1 in a text searchable format with our amended registration statement. All exhibits in future filings will be submitted in a text searchable format.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

International Western Petroleum, Inc.

By:	/s/ Ross Henry Ramsey
Name: Ross Henry Ramsey
Title: Chief Executive Officer

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